SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                MW MEDICAL, INC.
                                ----------------
               (Exact name of Company as specified in its charter)

NEVADA                                                        86-0907471
------                                                        ----------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

7373 NORTH SCOTTSDALE ROAD, SUITE B-169, SCOTTSDALE, ARIZONA 85253
-------------------------------------------------------------------
              (Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code     602-483-8700
                                                       ------------

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class              Name of each exchange on which
          to be so registered              each class is to be registered

                 None                                   None

Securities to be registered pursuant to Section 12(g) of the Act:

                       100,000,000 Shares of Common Stock
                       ----------------------------------
                                (Title of class)

                                TABLE OF CONTENTS
                                                                            Page
COVER PAGE   ..................................................................1

TABLE OF CONTENTS   ...........................................................2

PART I         ................................................................3

         DESCRIPTION OF BUSINESS  .............................................3

         DESCRIPTION OF PROPERTY  .............................................9

         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    ..........10

         REMUNERATION OF DIRECTORS AND OFFICERS  .............................11

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
              SECURITYHOLDERS ................................................11

         INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
              TRANSACTIONS  ..................................................12

         SECURITIES BEING OFFERED ............................................12

PART II   ....................................................................13

         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ...................13

         LEGAL PROCEEDINGS   .................................................13

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS     ...................14

         RECENT SALES OF UNREGISTERED SECURITIES .............................14

         INDEMNIFICATION OF DIRECTORS AND OFFICERS    ........................14

PART F/S  ....................................................................16

         FINANCIAL STATEMENTS     ............................................16

PART III  ....................................................................17

         INDEX TO EXHIBITS   .................................................17

SIGNATURES     ...............................................................17

PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.  DESCRIPTION OF BUSINESS

GENERAL
-------

MW Medical, Inc. (the "Company") is in the business of designing and developing microwave technologies for dermatological applications through its wholly owned subsidiary, Microwave Medical Corporation ("MMC"). The Company's products are in the development stage. The Company plans to market and sell its microwave technology products upon completion of the development stage.

The Company is a Nevada corporation and was incorporated as a subsidiary of Dynamic Associates, Inc. ("Dynamic") on December 4, 1997. The Company is the owner of two wholly owned subsidiaries:

     (A)  Microwave Medical Corporation, a California corporation ("MMC");

     (B)  P&H Laboratories, Inc., a California corporation ("P&H").

The Company acquired each of MMC and P&H from Dynamic pursuant to a contribution agreement dated February 26, 1998 between the Company and Dynamic (the "Contribution Agreement"). The Company has issued to Dynamic 14,223,929 common shares of the Company in consideration for the transfer by Dynamic to the Company of:

     (A)  all of the issued and outstanding shares of P&H;

     (B) all of the issued and outstanding shares of MMC and shareholders loans to MMC in the amount of $2,169,806; and

     (C) the agreement of Dynamic to advance to the Company a total of $200,000. The obligation of Dynamic to advance the sum of $200,000 is evidenced by a promissory note dated February 26, 1998 (the "Promissory Note").

Dynamic has spun-off all shares of the Company issued pursuant to the Contribution Agreement to the shareholders of Dynamic by a distribution completed on March 11, 1998 (the "Distribution"). Each shareholder of Dynamic received one common share of the Company for each common share of Dynamic held by the shareholder. The shares of the Company distributed by Dynamic constitute all of the issued and outstanding shares of the Company. Exhibit 3 contains information distributed to shareholders regarding the spin off.

As subsidiaries of Dynamic, each of MMC and P&H has been in the microwave technologies business for approximately two years. MMC commenced its business as a subsidiary of Dynamic in September, 1995. Dynamic acquired a 50% interest in P&H in January, 1996. Dynamic acquired the remaining 50% of P&H in September, 1997. The Company sold the microwave technologies business carried on by P&H effective May 6, 1998 in order to concentrate exclusively on the microwave technologies business carried on by MMC.

PRINCIPAL SERVICES AND PRODUCTS
-------------------------------

The Company carries on the business of designing and developing microwave technologies for dermatological applications through MMC. The Company's products are in the development stage. The Company plans to market and sell its microwave technology products upon completion of the development stage.

MMC is engaged in the development of proprietary technology relating to the use of microwave energy for medical applications. MMC has a patent pending entitled, "Method and Apparatus for Treating Subcutaneous Histological Features," which focuses on the application of microwave energy to the treatment of spider veins and for use in hair removal. The use of microwave for hair removal is based upon the selective heating of hair follicles while cooling the surface of the skin to protect the epidermis. MMC has used computer modeling and laboratory studies to optimize the system for hair removal. Preclinical studies have shown effectiveness in destroying follicles while maintaining the integrity of the skin surface. MMC's microwave system for hair removal is now in Phase II clinical trials.

MMC's objective is to complete development of a microwave therapy system which incorporates the technology in the patent for the following applications:

     (A)      The treatment of Telangiectasia, or, spider veins
              -------------------------------------------------

                  Spider veins are thread-like red to purplish veins that stem from a network of small veins just below the surface of the skin. Spider veins develop more predominately on the legs and faces of women. These are usually caused by the female hormone estrogen. At this time, surgery, laser and injection (sclerotherapy) are the predominant treatments for the condition.

     (B)      The removal of unwanted hair for cosmetic purposes
              --------------------------------------------------

                  Unwanted hair is a common dermatological and cosmetic problem. There is an increasing demand for hair removal, which thus far has not been well addressed by current technologies. MMC has been able to demonstrate that microwave technology is a feasible solution for hair removal, and is in the process of completing Phase II clinical trials for safety and effectiveness.

RESEARCH AND DEVELOPMENT
------------------------

MMC began its research and development program in September, 1995 while a subsidiary of Dynamic. The research and development program included computer modeling, laboratory studies and preclinical studies which led to the development of a prototype microwave system that is now in clinical trials for hair removal, and will soon be in clinical trials for spider veins. P&H Laboratories supported the technical development of MMC's prototype system.

MMC plans to launch its microwave system(s) for spider veins and hair removal at the end of 1998 or the first quarter of 1999. The Company has three working prototype systems which are being used in clinical trials in the U.S. and Europe. A unit ready for production is being developed in conjunction with the clinical testing and is expected to be ready for market launch when the regulatory approvals are obtained. MMC has Litton Industries, Inc.("Litton") as a partner in development of the magnetron based microwave source, one of the components of the integrated system. Litton already has a bench level prototype of the magnetron planned for the production unit. The same firm which performed the industrial design of the clinical prototypes will be used for design and limited production of the final unit. Design of the production unit will require only 20 percent of MMC's internal resources due to the use of outside contractors. The estimated cost of development to ready production is approximately one million dollars. Initially, MMC will be dependent upon Litton as the supplier of the magnetron. However, Litton is a very substantial company, making it unlikely that they could not meet MMC's production demands. In addition, MMC will search out alternate suppliers of magnetrons as a back up position.

COMPETITION AND MARKETING
-------------------------

The Company intends to market its proprietary microwave technology in the cosmetic dermatology market. In recent years, there has been a substantial upsurge in the demand for non surgical cosmetic procedures such as the treatment of spider veins and removal of hair. Market interest has been largely fostered by the introduction of laser technology for use in cosmetic dermatology.

MMC plans to compete primarily with laser devices in North America and the European Community. MMC's competitive advantage is expected to be based on price, safety and effectiveness. The unit price is expected to be in the range of $70,000 to $80,000, which is 25 to 35 percent below the current cost of the equivalent laser systems. In addition, laser technology cannot be applied well in individuals with dark skin (for either spider veins or hair removal) and does not effectively cause hair removal in individuals with light colored hair. These limitations are the result of absorption of laser energy by specific pigments in the skin and hair. In addition, the efficacy of laser systems for spider veins is suboptimal, in most cases requiring 3 to 5 treatments to achieve an acceptable clinical response. Based upon the Company's clinical studies to date, microwave technology is not expected to have these limitations.

The principal competitors are Thermolase Corp. and ESC, Inc., both of which are U.S. companies. Thermolase concentrates entirely on hair removal and has established clinics and licensing agreements in North America and Europe. Thermolase has a market capitalization of $250 million, compared to a high level of $800 million one year ago. The drop in valuation has been the result of poor earnings and performance. ESC, Inc. markets pulsed light systems for spider veins and hair removal, and has a market capitalization of $800 million.

Thermolase has placed 150 laser systems in 33 states and several international markets. Both companies are growing very rapidly based upon the market demand. The annual revenue for Thermolase in 1997 was approximately $40 million, and for ESC, Inc. was $120 million. Both companies have market concentration in North America and also have sales in markets abroad.

The market strategy will be specific to the geographic area in which the product is being introduced. MMC will focus on two marketing strategies: selling or leasing the product to physicians and other health-care practitioners, and fee sharing in which MMC will prefinance the product and will take some percentage of the revenue generated through the use of the product. MMC will use distributors in each major geographic area who will take over the sales and service of the product.

The primary customer will be physicians and other healthcare practitioners specializing in cosmetic dermatology. In the U.S. alone, it is estimated that there are 17,000 dermatologists. In addition, other physician specialists such as family practitioners, gynecologist, and surgeons have incorporated cosmetic dermatology into their practices.

The worldwide market for the treatment of spider veins and hair removal is estimated to be $5 billion. New technologies will make up 25% of this market up to the year 2002.

MMC concentrates marketing and sales efforts in the United States, Canada and the European Community. The Company will apply to the appropriate regulators in all three markets simultaneously. On the assumption of efficacy, the European market launch will be prepared either in the fourth quarter of 1998 or the first quarter of 1999. The commencement of the American launch is conditional on FDA approval. In both markets, MMC will apply for hair removal and spider veins.

Depending on end user and region, MMC is preparing three kinds of marketing strategies. The strategy for the market launch is determined by possibility of rapid growth and cash flow. Sales in MMC will depend on the respective marketing strategy.

MMC entered into a license agreement with Microthermia Technology, Inc. (of California), whereby MMC obtained an exclusive license to develop and manufacture medical device products related to the treatment of spider veins (telangiectasia). The license is for an initial period of two years with automatic one year renewals for the next eight years, at no cost (total license period of 10 years). This potential 10 year licensing arrangement will terminate in 2006. MMC does not intend to use this technology at the present time.

EMPLOYEES
---------

The Company's employees consist of its President and Secretary. MMC employs four individuals, including its President and a Chief Scientist, as well as an electrical/microwave engineer and a microwave technician. In the next 12 months, the research and development division of MMC is expected to grow to eight full-time employees. Manufacturing and assembly will be conducted by third parties under the supervision of MMC. None of the employees of the Company or its subsidiaries are subject to collective bargaining agreements, nor have they been on strike, or threatened to strike, within the past three years. The Company and its subsidiaries have no supplemental benefit or incentive arrangements with their employees. Sales, marketing and administration is anticipated to add another 15 employees.

PATENTS AND TRADEMARKS
----------------------

The success of the Company substantially depends upon its proprietary microwave technology for use in cosmetic dermatology. MMC has a patent pending entitled, "Method and Apparatus for Treating Subcutaneous Histological Features," which focuses on the application of microwave energy to the treatment of spider veins and for use in hair removal. The Company has no other trademark or trademark protection.

COMPLIANCE
----------

The microwave technology products to be manufactured by MMC must be in compliance with the FCC regulations on Part 18, Title 47 and with the European standard EN 55011. MMC has performed internal field strength measurements to demonstrate compliance with FCC regulations. MMC will contract with an environmental consulting group to confirm environmental compliance.

SALE OF THE BUSINESS OF P&H
---------------------------

The Company sold the business of P&H pursuant to an asset purchase and sale agreement dated March 9, 1998 (the "P&H Sale Agreement") between P&H and Microwave Communication Corporation, a California corporation ("Microwave"), whereby P&H agreed to sell to Microwave all of the assets of the business of P&H as a going concern (the "P&H Sale Agreement"). The sale of assets by P&H to Microwave was completed on May 6, 1998. The following consideration was received by the Company on closing:

         (A)      cash consideration of $160,534;

         (B) a promissory note issued by MCC/Ferro Systems, Inc., a subsidiary of Microwave, whereby MCC/Ferro has agreed to pay to P&H the sum of $250,000 on August 1, 1998 and the sum of $243,125 on March 31, 1999 (the "MCC/Ferro Promissory Note")

         (C) the agreement of Microwave to provide to MMC 1200 hours of microwave related services for the period to April 1, 1999, subject to a maximum of 100 hours per month;

         (D) office space for the business of MMC at MCC/Ferro's facility in Simi Valley, California until February 28, 1999.

The obligations of MCC/Ferro under the MCC/Ferro Promissory Note are secured by a general security agreement against the assets of MCC/Ferro and the guarantee of Microwave. The general security agreement is subordinated to bank financing arranged by MCC/Ferro to pay-out P&H's bank financing and pay the amounts under the MCC/Ferro Promissory Note.

Prior to disposition of its business, P&H was involved in the business of manufacturing microwave components and subsystems for the communications and aerospace industries. The devices included isolators, circulators, power monitor devices, filters, diplexers, switching diplexers, multi-junction circulators, microwave subsystems and integrated packages and subsystems. P&H is currently inactive as a result of the sale of the assets comprising its business.

RESEARCH AND DEVELOPMENT EXPENDITURES
-------------------------------------

During the past two fiscal years, the following amounts were spent by MMC, as a subsidiary of Dynamic, on research and development activities:



               Year Ended                              Year Ended
               December 31, 1996                       December 31, 1997


MMC            $ 588,915                               $ 1,057,759

Research and Development cost for P&H is incorporated in the Cost of Goods category in the Financial Statements.

LIQUIDITY
---------

As a subsidiary of Dynamic, MMC had net losses equal to $595,318 for the year ended December 31, 1996 and $1,127,675 for the year ended December 31, 1997. The losses were funded by Dynamic. The Company is now responsible for financing MMC independently of Dynamic. The Company does not have any debt owing to Dynamic as a result of the distribution.

The Company anticipates that its research and development expenditures for the 1998 fiscal year will be approximately $2 million. The Company will apply the proceeds from the sale of the microwave technologies business owned by P&H to fund MMC. The Company will also apply funds realized from the promissory note executed by Dynamic in favor of the Company to fund MMC. Any additional required funding is intended to be achieved by sales of the Company's equity securities. There is no assurance the Company will be able to complete sales of its securities at such amounts and at such prices as are necessary to fund the Company's projected research and development expenditures and general and administrative expenditures.

SUBSIDIARIES
------------

Because the Company acts only as a holding company for P&H and MMC, all of the information for each of these entities is listed throughout this Form 10SB. Reference to the Company is to MW Medical and its wholly owned subsidiaries, P&H and MMC. The subsidiaries' financial information is included in the financial statements attached hereto. The Company did not come into existence until December 1997, while the subsidiaries were in existence for all of 1997. P&H and MMC have maintained separate operations and financial reporting both prior to and subsequent to the spin-off of the shares of the Company by Dynamic.

ITEM 7.  DESCRIPTION OF PROPERTY

The Company leases space on a rent-free  basis from its former  parent,  Dynamic
Associates,   Inc.,  within  Dynamic's  corporate  headquarters  at  7373  North
Scottsdale Road, Suite B-169, Scottsdale, Arizona, 85253.

MMC's offices are located at 4496 Runway Street, Simi Valley, CA 93063. The premises occupied by MMC constitute a portion of the premises formerly occupied by P&H, constituting approximately 18,000 square feet at 4496 Runway Street, Simi Valley, California, and now occupied by MCC/Ferro. MCC/Ferro has agreed pursuant to the P&H Sale Agreement to grant to MMC occupancy of the premises at Simi Valley, California until February 28, 1999 without any additional payment or obligation of MMC, other than reimbursement of expenses directly attributable to MMC's occupancy.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company and its subsidiaries, and their biographical information.

MW MEDICAL, INC.

NAME                       AGE              OFFICE(S) HELD

Jan Wallace                42               President, CEO, Director
Grace Sim                  37               Secretary, Treasurer, Director

MICROWAVE MEDICAL CORPORATION

NAME                       AGE              OFFICE(S) HELD

Rainer Marquart            42               President, CEO, Director
Robert Spertell            49               Chief Operating Officer
Grace Sim                  37               Secretary, Treasurer, Director
Jan Wallace                42               Director

P&H LABORATORIES, INC.

NAME                       AGE              OFFICE(S) HELD

Jan Wallace                42               President, CEO, Director
Grace Sim                  37               Secretary, Treasurer

Jan Wallace has been President, CEO and Director of the Company since its inception in December, 1997. Ms. Wallace has been employed by Dynamic since April 1995, when she was elected to the Board of Directors and accepted the position of Chief Operating Officer. Ms. Wallace was previously Vice President of Active Systems, Inc. a Canadian company specializing in SGML Software an ISO standard in Ottawa, Ontario for the period from 1993 to 1994. Prior to that she was President and Owner of Mailhouse Plus, Ltd., an office equipment distribution company which was sold to Ascom Corporation. She has also been in management with Pitney Bowes-Canada and Bell Canada where she received its highest award in Sales and Marketing. Ms. Wallace was educated at Queens University in Kingston, Ontario and Carleton University, Ottawa, Ontario in Political Science with a minor in Economics. Ms. Wallace is also an officer and director of Claire Technologies, Inc.

Grace Sim has been the Secretary/Treasurer of Dynamic since October 10, 1997 and of the Company since its inception in December 1997. Ms. Sim joined Dynamic in January 1997. Prior to joining Dynamic, Ms. Sim owned an accounting consulting company in Ottawa,

Ontario, Canada. Between 1993 and 1994, she worked as the controller of Fulline, an office equipment company and with Mailhouse Plus Ltd. between 1990 and 1992. Ms. Sim received her Bachelor of Mathematics with honors from the University of Waterloo in Waterloo, Ontario. She is also an Officer in Claire Technologies, Inc., a company which files annual reports pursuant to the Securities Exchange Act of 1934.

Dr. Rainer Marquart is a director of Dynamic and President of MMC. Dr. Marquart has been employed by MMC since October 1997. Dr. Marquart was previously Member of the Board of the second biggest PC Retail company in Europe and was responsible for $600 million in sales from 1994 to 1996. Prior to that, he ran a consulting company with offices in Munich, Zurich and Vienna. This company specialized in reorganization of medium-sized companies and start up management. Dr. Marquart was also a manager with the Boston Consulting Group for 4 years. Dr. Marquart obtained a Ph.D. in Chemical Engineering from the Technical University in Darmstadt, Germany.

Dr. Robert Spertell has been the Chief Scientist of MMC since April 1996. Dr. Spertell received a Ph.D. in Chemical Engineering from Princeton University, and a M.D. from the University of California, San Diego. From 1994 until the time Dr. Spertell joined MMC, he was Chief Scientist at Zapit Technology, Inc., a company specializing in the development of an electron beam system for destruction of organic vapor waste. From 1990, Dr. Spertell was Vice President and Medical Director of Life Support Systems, Inc., a medical company in the development of hypo- and hyperthermia devices for medical applications. Dr. Spertell has further consulted in the areas of microwave hyperthermia, stroke therapies, medical software, and business and strategic planning for various other medical device companies.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year which will end on December 31, 1998. No other compensation was paid or will be paid to any such officers other than the cash compensation set forth below.

                                            SUMMARY COMPENSATION TABLE


----------------------------------------------------------------------------------------------------------------------
Name and principal position                 |        Year              |        Salary
----------------------------------------------------------------------------------------------------------------------
                                            |                          |
Jan Wallace                                 |        1998              |        $200,000
Rainer Marquart                             |        1998              |        $180,000
Robert Spertell                             |        1998              |        $110,000
                                            |                          |
-----------------------------------------------------------------------------------------------------------------------

Compensation of $2,500 per quarter will be paid to each executive officer and director for services in fiscal 1998.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of February 26, 1998, the beneficial ownership of the Company's Common Stock by (i) each of the three most highly compensated officers, (ii) the officers and directors as a group and (iii) each person known by the Company to beneficially own more than 5% of the Company's Common Stock outstanding as of such date. Except as otherwise indicated, all shares are owned directly.


                           NAME AND ADDRESS                   AMOUNT OF                          PERCENT
TITLE OF CLASS             OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP               OF CLASS
--------------             -------------------                --------------------               --------

Common Stock               Cede & Co.                            7,828,966                       55.0%
                           P.O. Box 222
                           New York, NY  10274 - 0000

Common Stock               Vickie T. Lucky                       2,370,000                       16.6%
                           1613 Jimmie Davis Hwy.
                           Suite #1&2
                           Bossier City, LA  71112

Common Stock               Jan Wallace                             500,000                        3.5%
                           (President & Director)
                           6929 East Cheney
                           Paradise Valley, AZ 85253

Common Stock               Grace Sim                                50,000                        0.4%
                           (Secretary/Treasurer)
                           Scottsdale, AZ 85253

Common Stock               All Officers and Directors              550,000                        3.9%
                           as a Group (2 persons)


Neither of Messrs. Marquart or Spertell own any shares of common stock of the Company.

There are no options, warrants or rights outstanding to purchase securities of the Company.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Nil.

ITEM 12.  SECURITIES BEING OFFERED

The securities being registered are the Company's common shares, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 100,000,000 common shares, par value $.001 per share, all of which shall be Company Common Stock. As of the date hereof, 14,223,929 shares of Company Common Stock are issued and outstanding. The number of shares of Common Stock outstanding is based on the number of shares of Dynamic common stock outstanding on February 25, 1998. The outstanding shares of Common Stock were distributed to the shareholders of Dynamic on a one to one basis based on the shareholders of Dynamic of record as of February 25, 1998. All of the shares distributed to Dynamic shareholders in the distribution are fully paid and non-assessable except as provided under applicable Nevada statutory law.

There are no outstanding options to purchase securities of the Company.

COMMON STOCK

Holders of Company Common Stock are entitled to one vote for each share on all matters voted on by shareholders. Holders of Company Common Stock do not have cumulative voting rights in the election of directors. The first annual meeting of shareholders is expected to be held within 12 months of the Distribution Date.

Holders of Company Common Stock do not have preemptive rights, or any subscription, redemption or conversion privileges. Holders of Company Common Stock are entitled to participate ratably in dividends on the Company Common Stock as declared by the Board of Directors, and are entitled to share ratably in all assets available for distribution to shareholders in the event of liquidation or dissolution of the Company.

TRANSFER AGENT

National Stock Transfer, 3098 South Highland Drive, Suite 485, Salt Lake City, Utah 84106 is the transfer agent for the shares.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

There are no shares of Common Stock subject to outstanding options or warrants or convertible securities and no outstanding shares of Common Stock that could be sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

As of May 31, 1998 there were 409 registered shareholders of the Company. The Company has never paid any dividends and there are no dividend restrictions on the Company to do so.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933, as amended.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings pending or threatened against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants since its inception in December 1997.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued to Dynamic 14,223,929 common shares pursuant to the Contribution Agreement in consideration for the transfer by Dynamic to the Company of all shares and shareholder loans of each of MMC and P&H and the agreement of Dynamic to advance to the Company a total of $200,000. The shares of the Company issued to Dynamic have subsequently been distributed to the shareholders of Dynamic on the basis of one common share of the Company for each common share of Dynamic.

The issue of common shares by the Company to Dynamic was completed pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of this corporation, or is or was serving at the request of this corporation as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgements, fines, and amounts paid in settlement actually and reasonably incurred by a director in connection with such action, suit or proceeding if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of this corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of this corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company also indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this corporation to procure a judgment in its favor by reason of the fact that that person is or was a Director, Officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Director, Officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of this corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper;

To the extent that a Director, Officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith;

Any indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b) above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who where not parties to such action, suit, or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders;

Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding as authorized by the board of directors in the manner provided above under receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company as authorized in the Bylaws.

The indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

                                    PART F/S
                              FINANCIAL STATEMENTS


The Company's audited Financial Statements, as described below, are attached hereto.

1. Audited financial statements for the years ended December 31, 1997 and 1996 including:

         (a)      Balance Sheet;

         (b)      Consolidated Statement of Operations;

         (c)      Consolidated Statement of Changes in Stockholders' Equity;

         (d)      Consolidated Statement of Cash Flows;

         (e)      Notes to Consolidated Financial Statements.

2. Unaudited financial statements for the three months ended March 31, 1998, including:

         (a)      Consolidated Balance Sheet;

         (b)      Consolidated Statement of Operations;

         (c)      Consolidated Statement of Cash Flows.

                                    PART III
                                INDEX TO EXHIBITS


Exhibit 2.1:        Articles of Incorporation
Exhibit 2.2:        Bylaws
Exhibit 6.1:        Information Statement.  Incorporated by reference to
                    Exhibit 99 to Registrant's Current Report on Form 8-K filed on March 2, 1998
Exhibit 6.2:        Contribution Agreement.  Incorporated by reference to
                    Exhibit 99 to Registrant's Current Report on Form 8-K filed on March 2, 1998
Exhibit 27.1:       Financial Data Schedule for the period ended
                    December 31, 1997
Exhibit 27.2:       Financial Data Schedule for the period ended
                    March 31, 1998


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




MW MEDICAL, INC.

Date:    June 30, 1998

               /s/ Jan Wallace
By:      --------------------------------
         JAN WALLACE, Director, President
         Chief Executive Officer

                                 SMITH & COMPANY
                          A PROFESSIONAL CORPORATION OF

CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF:                                  10 WEST 100 SOUTH, SUITE 700
AMERICAN INSTITUTE OF                        SALT LAKE CITY, UTAH 84101
     CERTIFIED PUBLIC ACCOUNTANTS            TELEPHONE:       (801) 575-8297
UTAH ASSOCIATION OF                          FACSIMILE:       (801) 575-8306
     CERTIFIED PUBLIC ACCOUNTANTS            E-MAIL:smith&co@smithandcocpa.com


                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
MW Medical, Inc.

We have audited the accompanying consolidated balance sheets of MW Medical, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MW Medical, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations, changes in stockholders' deficit, and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements at December 31, 1997, the Company has an accumulated deficit of $233,594. The Company has suffered losses from operations and has a substantial need for working capital. This raises substantial doubt about its ability to continue as a going concern. As discussed in Note 14, the Company is also in the process of selling its subsidiary (P&H) which has operations. This will leave the Company with no operating revenue in the near future. Management's plans in regard to these matters are described in Note 13 to the financial statements. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.


                               /s/ Smith & Company
                          CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
March 30, 1998, except Note 14 which is dated May 11, 1998

                        MW MEDICAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                                         December 31,
                                                                                              ------------------------------------
                                                                                                     1997                   1996
                                                                                              -----------------     -------------
ASSETS
         CURRENT ASSETS
              Cash and cash equivalents                                                       $        387,982  $          874,858
              Accounts receivable (less allowance for doubtful accounts of
                $20,000 in 1997 and $20,000 in 1996)                                                   559,783             525,174
              Loans receivable - related parties (Note 5)                                                    0              30,300
              Other receivables                                                                         19,824              98,120
              Inventories (Note 2)                                                                     809,977             717,827
              Prepaid expense and other current assets                                                  17,829              11,308
              Deferred tax benefit (Note 8)                                                             73,000              67,000
                                                                                                --------------      --------------

                                                           TOTAL CURRENT ASSETS                      1,868,395           2,324,587

         PROPERTY, PLANT, & EQUIPMENT (Note 4)                                                         693,283             260,730

         OTHER ASSETS
              Deposits                                                                                  21,705              22,627
              Organization Costs (Note 2)                                                               28,440                 880
                                                                                                --------------      --------------
                                                                                                        50,145              23,507
                                                                                                --------------      --------------

                                                                                             $       2,611,823   $       2,608,824
                                                                                             =================   =================


LIABILITIES & EQUITY (DEFICIT)
         CURRENT LIABILITIES
              Accounts payable                                                               $        $227,587             107,364
              Accrued expenses                                                                         147,667             145,364
              Current portion of long-term debt (Note 7)                                                90,449              48,185
              Income taxes payable (Note 8)                                                                  0              45,415
                                                                                                --------------      --------------
                                                      TOTAL CURRENT LIABILITIES                        465,703             346,328

         Payable - former parent (Note 6)                                                            1,999,806           1,085,447
         Long-term debt (Note 7)                                                                       329,808             124,565
         Deferred income tax (Notes 2 and 8)                                                                 0              56,500
                                                                                                --------------      --------------

                                                                                                     2,329,614           1,266,512
                                                                                                ==============      ===============
                                                              TOTAL LIABILITIES                      2,795,317           1,612,840

         Commitments and contingencies (Note 9)                                                              0                   0

         STOCKHOLDERS' EQUITY Common Stock $.001 par value:
                Authorized - 100,000,000 shares
                Issued and outstanding 14,223,929 shares                                                14,224              14,224
              Additional paid-in capital                                                                35,876              35,876
              Retained earnings (deficit)                                                             (233,594)            945,884
                                                                                                      ---------          ---------
                                           TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                       (183,494)            995,984
                                                                                                      --------             -------
                                                                                             $       2,611,823   $       2,608,824
                                                                                             =================   =================
See Notes to Financial Statements.



                        MW MEDICAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                        Year Ended December 31,
                                                                                  ------------------------------------
                                                                                        1997                 1996
                                                                                  -----------------     -------------

Net sales                                                                        $        3,382,388     $     3,395,098
Cost of sales                                                                             2,659,882           2,496,997
                                                                                          ---------           ---------


                                                                   GROSS PROFIT             722,506             898,101

Selling and General & administrative expenses                                               779,772             662,076
Depreciation and amortization                                                               139,062              60,897
Research and development (Note 2)                                                         1,057,759             588,915
                                                                                          ---------             -------

                                                                                          1,976,593           1,311,888
                                                                                          ---------           ---------

                                                           NET OPERATING (LOSS)          (1,254,087)           (413,787)

OTHER INCOME (EXPENSE)
     Interest income                                                                         28,366              30,004
     Interest expense                                                                       (16,667)            (16,988)
     Miscellaneous income                                                                     6,675               8,162
                                                                                              -----               -----
                                                                                             18,374              21,178
                                                                                             ------              ------

                                                  NET (LOSS) BEFORE INCOME TAXES         (1,235,713)           (392,609)

INCOME TAX EXPENSE (BENEFIT) (Note 8)                                                       (56,235)             74,300
                                                                                            -------              ------
                                                                      NET (LOSS) $       (1,179,478)      $    (466,909)
                                                                                         ==========            ========

Net (loss) per weighted average share                                            $             (.08) $             (.03)
                                                                                 ==================  ==================

Weighted average number of common shares used to
     compute net income (loss) per weighted
     average share                                                                       14,223,929          14,223,929
                                                                                 ==================  ==================



See Notes to Financial Statements.



                                                 MW MEDICAL, INC. AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)




                                                                   Common Stock              Additional
                                                            -----------------------
                                                                  Par Value $.001              Paid-in          Retained
                                                            -----------------------
                                                            Shares           Amount            Capital          Earnings
                                                            ------           ------            -------          --------
Balances at 12/31/95                                                0   $             0   $             0   $             0
   Issuance of common stock (restricted) at $.1028
     per share for subsidiaries *                          14,223,929            14,224            35,876         1,412,793
Net loss for year                                                                                                  (466,909)
                                                           ----------            ------            ------           -------

Balances at 12/31/96                                       14,223,929            14,224            35,876           945,884

Net loss for year                                                                                                (1,179,478)
                                                           ----------            ------            ------           -------

Balances at 12/31/97                                       14,223,929   $        14,224   $        35,876   $      (233,594)
                                                        =============   ===============   ===============   ================


     * Transaction actually occurred on March 11, 1998, but is reflected earlier under pooling-of-interests method of accounting.



See Notes to Financial Statements.


                                                 MW MEDICAL, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                     Year ended December 31,
                                                                                                     -----------------------
                                                                                                         1997           1996
                                                                                                     ------------    ---------
OPERATING ACTIVITIES
   Net (loss)                                                                                $      (1,179,478) $         (466,909)
   Adjustments to reconcile net (loss) to cash used by
     operating activities:
       Depreciation and amortization                                                                   139,062              60,897
       Book value of assets sold/disposed                                                               47,405                   0
       Deferred taxes                                                                                  (62,500)            (11,500)
   Changes in assets and liabilities:
       Accounts receivable                                                                             (34,609)            285,651
       Inventories                                                                                     (92,150)           (129,024)
       Prepaid expenses and other                                                                      (18,146)             (9,196)
       Accounts payable and accrued expenses                                                           120,116              21,922
       Income taxes payable                                                                            (45,415)            (83,590)
                                                                                                       -------             -------

                                                        NET CASH USED BY OPERATING ACTIVITIES       (1,125,715)           (331,749)

INVESTING ACTIVITIES
   Loan - other                                                                                         92,330             (98,120)
   Loan - related party                                                                                 30,300                   0
   Organization costs                                                                                  (27,800)                  0
   Purchase of equipment                                                                              (618,780)           (150,680)
   Deposits                                                                                                922              (1,312)
                                                                                                           ---              ------


                                                        NET CASH USED BY INVESTING ACTIVITIES         (523,028)           (250,112)

FINANCING ACTIVITIES
   Borrowings - former parent                                                                          914,360             548,500
   Cash from subsidiaries                                                                                    0             986,944
   Principal payments on debt                                                                          (99,796)            (78,206)
   Principal payments on capital lease obligation                                                            0                (519)
   Loan proceeds                                                                                       347,303                   0
                                                                                                       -------             -------

                                                    NET CASH PROVIDED BY FINANCING ACTIVITIES        1,161,867           1,456,719
                                                                                                     ---------           ---------

                                             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (486,876)            874,858
Cash and cash equivalents at beginning of year                                                         874,858                   0
                                                                                                       -------             -------
                                                     CASH AND CASH EQUIVALENTS AT END OF YEAR $        387,982   $         874,858
                                                                                                       =======             =======

SUPPLEMENTAL INFORMATION
   Cash paid for interest                                                                     $         14,232   $          17,356
   Cash paid for income taxes                                                                           65,715             167,790


See Notes to Financial Statements.

                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



NOTE 1:  BUSINESS ACTIVITY

         The Company was incorporated under the laws of the state of Nevada on December 4, 1997. The Company is now engaged in the acquisition of microwave technologies for medical purposes through Microwave Medical Corp. ("MMC"), and the manufacturing of highly technologically advanced components and subsystems for the communications and aerospace industries through P & H Laboratories ("P & H").

 NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         PRINCIPALS OF CONSOLIDATION
         ---------------------------
         The consolidated financial statements for 1997 and 1996 include the accounts of the Company; its wholly owned subsidiaries, MMC and MMC's Germany based subsidiary Microwave Medical GmBH ("GmBH"), which was formed in late 1997, and P & H.

         All significant intercompany balances and transactions have been eliminated in consolidation.

         BASIS OF PRESENTATION
         ---------------------
         These financial statements are presented to meet requirements of the Securities and Exchange Commission and to show the activities of the entities whose operations are now being continued as subsidiaries of the Company.

         ACCOUNTING METHODS
         ------------------
         The Company recognizes income and expenses based on the accrual method of accounting.

         INVENTORIES
         -----------
         Inventories are stated at the lower of cost (first-in, first-out) or market. At December 31, 1997 and 1996, inventories were comprised of the following:
                                              1997               1996
                                              ----               ----
                  Raw materials           $  344,909       $    271,669
                  Work in progress           465,068            446,158
                                             -------            -------
                                          $  809,977       $    717,827
                                          ==========       ============

     RESEARCH AND DEVELOPMENT COSTS
     ------------------------------
         Research and development costs were $1,057,759 for 1997 and were all incurred by MMC and GmBH ($588,915 in 1996 and all incurred by MMC).

     WARRANTY COSTS
     --------------
         The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in accrued expenses in the accompanying balance sheets.

         DIVIDEND POLICY
         ---------------
         The Company has not yet adopted any policy regarding payment of dividends.

     STOCK OPTIONS
     -------------
         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its future employee stock options rather than adopting the alternative fair value accounting provided for under Financial Accounting Standards Board ("FASB") FASB Statement No. 123, Accounting for Stock Based Compensation (SFAS 123).

     ESTIMATES
     ---------
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS
         ------------------------------------
         The Company provides an allowance for uncollectible accounts based upon prior experience and management's assessment of the collectability of existing specific accounts.

                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997




 NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

         CONCENTRATION OF CREDIT RISK
         ----------------------------
         Financial  instruments,   which  potentially  subject  the  Company  to
         concentration of risk, consist of cash and investments. The Company places its investments in highly rated commercial paper obligations which limits the amount of credit exposure. Historically, the Company has not experienced any losses related to investments.

         PROPERTY, PLANT, AND EQUIPMENT
         ------------------------------
         Property, plant, and equipment is recorded at cost and is being depreciated over a useful life of seventeen months to eight years using the straight-line and accelerated methods.

         CASH AND CASH EQUIVALENTS
         -------------------------
         For financial statement purposes, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

         ORGANIZATION COSTS
         ------------------
         Organization costs of MMC and GmBH are being amortized over sixty months.

         INCOME TAXES
         ------------
         Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. The valuation allowance at December 31, 1997 and 1996 was zero. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 1997, temporary differences arose primarily from differences in the timing of recognizing expenses for financial reporting and income tax purposes. Such differences include depreciation, bad debt allowance, and various accrued operating expenses.

         Prior to October 1, 1997, P&H filed separate income tax returns. For the period of October 1, 1997 to December 31, 1997, P&H filed a consolidated tax return with Dynamic Associates, Inc. ("Dynamic"), its parent at that time. MMC filed a consolidated tax return with Dynamic in 1996 and 1997.

         LOSS PER SHARE
         --------------
         Loss per common share is computed by dividing net loss by the weighted average shares outstanding during each period.

NOTE 3:  CAPITALIZATION

         The Company's authorized stock includes 100,000,000 shares of Class "A" common stock at $.001 par value. On March 11, 1998, the Company issued 14,223,929 shares of its restricted common stock to the shareholders of Dynamic Associates, Inc. in exchange for the common stock of MMC and P&H held by those shareholders. The financial statements of MMC and P&H have been presented herein as if the entities had been together for all periods presented.

NOTE 4:  PROPERTY, PLANT, AND EQUIPMENT

         Property, plant, and equipment as of December 31, 1997 and 1996 are summarized as follows:



                                                       Accumulated                Net Book Value
                                                       -----------                --------------
                                       Cost            Depreciation             1997             1996
                                       ----            ------------             ----             ----
Machinery & Equipment            $   2,036,681   $        1,463,473   $       573,208  $       187,364
Furniture & Fixtures                   240,150              160,872            79,278           73,366
Leasehold Improvements                  49,539                8,742            40,797                0
                                  ------------        -------------         ---------         ---------

                                 $   2,326,370   $        1,633,087   $       693,283  $       260,730
                                 =============   ==================   ===============  ===============


         Depreciation expense is calculated under straight-line and accelerated methods based on the estimated service lives of depreciable assets. Depreciation expense for the year ended December 31, 1997 amounted to $138,822, ($60,657 in 1996).

         Included in machinery  and  equipment  is $59,315 of equipment  under a
         capital   lease  at  December   31,  1997.   The  related   accumulated
         depreciation at December 31, 1997 is $51,397.

                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997

NOTE 5:           LOANS RECEIVABLE - RELATED PARTIES

                                             1997            1996
                      Due From              Amount          Amount       Interest Rate     Due Date
                      --------              ------          ------       -------------     --------
                  Officer of P & H         $      0        $30,300            0%          June, 1997
                                           ========        ========           --          ----------



NOTE 6:  PAYABLE - FORMER PARENT
         At December 31, 1997, MMC/GmBH owes $1,999,806 to Dynamic, their former parent ($1,085,447 at December 31, 1996). The amounts represent advances from Dynamic, which are non-interest bearing and have no set repayment terms.

         During the quarter ended March 31, 1998, Dynamic charged the advances to bad debt expense and does not anticipate being repaid.


NOTE 7:  LONG-TERM DEBT

                                                                                       1997          1996
                                                                                       ----          ----
                  Notes payable - S.B.A.  Payable  in  monthly  installments  of
                      $892,  including interest at 4% through June 2003. Debt is guaranteed  by  the  President  of P &  H.  This  note  is subordinated to the bank note below.
                                                                                    $      0    $   59,992

                  Note payable - Bank. Payable in monthly installments of $3,317 plus  interest  at prime plus 1% per annum and  secured by accounts  receivable,  other  rights to  payment,  general intangibles,  inventory,  and  equipment  of P &  H.  Debt
                      matures in December, 1999.                                      72,954       112,758

                  Note payable - bank. Interest payments only until May, 1998 at which time it is converted to 48 monthly  installments  of
                      $7,235 plus  interest at prime (8.5% at December 31, 1997)
                      plus 1% per annum  and  secured  by  assets  of P&H.  Debt matures  in  May  2002.  The  agreement  contains  certain financial and  restrictive  covenants.  As of December 31,
                      1997,  P&H was not in  compliance  with certain  financial covenants.  On March 2, 1998,  the bank waived such events
                      of noncompliance as of such date.                              347,303             0
                                                                                     -------       -------
                                                                                     420,257       172,750
                      Less current portion                                           (90,449)      (48,185)
                                                                                     -------       -------

                                                                                   $ 329,808   $   124,565
                                                                                   =========   ===========


         Scheduled maturities of these obligations are as follows:

                  Year ending December 31,
                  ------------------------

                             1998                                        $          90,449
                             1999                                                  119,808
                             2000                                                   87,000
                             2001                                                   87,000
                             2002                                                   36,000
                             Thereafter                                                  0
                                                                         -----------------

                                                                         $         420,257
                                                                         =================



                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997


NOTE 8:  INCOME TAXES

         Components of income tax (benefit) are as follows:

                                                                   1997                 1996
                                                                   ----                 ----
                  Current
                      Federal                             $         4,665          $   63,500
                      State                                         1,600              22,300
                                                                    -----              ------
                                                                    6,265              85,800
                                                                    -----              ------
                  Deferred
                      Federal                                     (46,500)             (9,000)
                      State                                       (16,000)             (2,500)
                                                                  -------              ------
                                                                  (62,500)            (11,500)
                                                                  -------             -------
                  Income tax (benefit)                    $       (56,235)         $   74,300
                                                          ===============          ==========


         A reconciliation of the provision for income tax expense with the expected income tax computed by applying the federal statutory income tax rate to income before provision for income taxes is as follows:

                                                               1997                   1996
                                                               ----                   ----
                  Income tax computed at federal
                      statutory tax rate                  $  (420,142)          $   (133,487)
                  Tax due to not being able to file
                      Consolidated return and other           362,851                193,069
                  State taxes (net of federal benefit)          1,056                 14,718
                                                                -----                 ------
                                                          $   (56,235)            $   74,300
                                                          ===========             ==========


         Significant components of the Company's deferred tax liabilities and assets for income taxes consist of the following:

                                                                1997                    1996
                                                                ----                    ----
                  Current deferred tax assets
                      Net operating loss                  $     11,000             $        0
                      Allowance for doubtful accounts            8,600                  9,000
                      Capitalized inventory cost for tax        26,000                 21,000
                      Vacation accrual                          22,000                 22,000
                      State income tax                           1,000                  9,000
                      Other accruals                             4,400                  6,000
                                                                 -----                  -----
                  Net deferred current tax assets          $    73,000             $   67,000
                                                           ===========             ==========

                  Long-term deferred tax liabilities
                      Difference in fixed assets          $          0             $   56,500
                                                          ============             ==========


         There was no net change in the valuation allowance for the years ended December 31, 1997 and December 31, 1996.

         The deferred tax items relate to P&H. No deferred tax asset has been recorded for MMC due to the fact it currently has no operations to use its loss carryforward.

         At December 31, 1997, MMC has a federal net operating loss carryover of approximately $682,000. The Federal loss will expire as follows:

                  December 31, 2010                       $               31,000
                  December 31, 2011                                      651,000
                                                          ----------------------
                                                          $              682,000
                                                          ======================


NOTE 9:  COMMITMENTS AND CONTINGENCIES

         The Company is provided with office space and other management services at no charge at the present time.

         MMC has the following commitments:

                      One officer will receive $15,000 per month.

         Future scheduled payments under these employment related commitments are as follows:


                           Year Ending
                      -------------------
                      December 31, 1998                  $              180,000
                                                          ======================


         P & H leases its facility from one of its officers under an operating lease that requires minimum monthly payments of $15,468. The lease expires February 28, 1999 and requires P & H to pay real property taxes, insurance, and utility bills.

                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997



NOTE 9:  COMMITMENTS AND CONTINGENCIES (CONTINUED)

         Future minimum lease payments are as follows:

                        Year Ending
                  ------------------------
                  December 31, 1998                       $              186,000
                  December 31, 1999                                       31,000
                                                          ----------------------
                                                          $              217,000
                                                          ======================

         Rental expense for the year ended December 31, 1997 was $192,466 ($189,088 in 1996) which includes $7,298 paid by MMC to P&H ($7,120 in 1996).


NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash and cash equivalents, loans, other receivables, accounts payable, and accrued expenses approximate fair value due to the short maturity periods of these instruments. The fair value of the Company's long-term debt, based on the present value of the debt, assuming interest rates as follows at December 31, 1997 was:

                  Note at 9.5%                            $               60,375
                  Note at 9.5%                                           230,550
                                                          ----------------------

                                                          $              290,925
                                                          ======================


NOTE 11: MAJOR CUSTOMERS

         During 1997, P&H had sales to two customers representing 38.5% and 12.6% of total sales. At December 31, 1997, accounts receivable from the two customers was about $274,000. During 1996, P&H had sales to two customers which represented 40.6% and 12.2% of total sales. At December 31, 1996, accounts receivable from the two customers totaled $295,000.


NOTE 12: INDUSTRY SEGMENTS

         The following narrative is before elimination of certain intercompany items.

         For 1997, all sales, cost of sales, and selling and general and administrative expenses were incurred by P&H. P&H also had depreciation and amortization expense of $63,272, interest income of $21,692, interest expense of $16,667, other income of $6,675, and income tax benefit of $57,035, for a net loss of $51,803.

         MMC had depreciation and amortization expense of $75,790, research and development expense of $1,057,759, interest income of $6,674, and income tax expense of $800, for a net loss of $1,127,675.

         For 1996, all sales, cost of sales, and selling and general and administrative expenses were incurred by P&H. P&H also had depreciation and amortization expense of $44,956, interest income of $19,666, interest expense of $16,988, other income of $8,162, and income tax expense of $73,500, for a net income of $128,409.

         MMC had depreciation and amortization expense of $15,941, research and development expense of $588,915, interest income of $10,338, and income tax expense of $800, for a net loss of $595,318.

         Pre-consolidation net income (loss) is as follows:

                                                    1997               1996
                                                ------------     ---------------
                  MMC/GmBH                       $(1,127,675)      $   (595,318)
                  P & H                              (51,803)           128,409
                                                -------------    --------------

                    Adjusted Net Loss            $(1,179,478)      $   (466,909)
                                                 ============      ============


NOTE 13: GOING CONCERN

         The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. At December 31, 1997, the Company has a loss from operations for 1997 of $1,254,087 and an accumulated deficit of $233,594.

         Management feels that loans from related parties and a 1998 public stock/debt offering will provide sufficient working capital to allow the Company to continue as a going concern. The $653,659 of cash discussed in Note 14 will also help fund operations.

                        MW MEDICAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1997



NOTE 14: SUBSEQUENT EVENTS

         As discussed in Note 3, the Company actually acquired its subsidiaries in 1998. The Company had no assets, liabilities, or operations of its own for 1996 and 1997.

         Effective April 1, 1998, a management team was brought in to run P&H. This entity then began negotiations to purchase P&H from the Company for a total of $653,659 in cash and management services valued at $240,000, of which $160,534 cash has been received. The $653,659 is due as follows:

                 $  160,534 on April 1, 1998
                    250,000 on August 1, 1998
                    243,125 on March 31, 1999

         Interest at 8% also accrues on $493,125 and is due March 31, 1999.

         If the sale had occurred on December 31, 1997, P&H assets in the amount of $2,347,732, liabilities in the amount of $720,348 and loss in the amount of $51,803 would not be included in the financial statements. The Company would have recorded a receivable in the amount of $653,659 for the sale, prepaid expense of $240,000, and the amount of $733,725 as loss would have been recorded on the statement of operations.

                       MW MEDICAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                                                                                                  March 31, 1998
                                                                                          -----------------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents                                                            $              309,197
     Accounts receivable (less allowance for doubtful accounts of $20,000)                               547,880
     Receivable - former parent                                                                          200,000
     Other receivables                                                                                    18,336
     Inventories                                                                                         729,341
     Prepaid expense and other current assets                                                              4,776
     Deferred tax benefit                                                                                 73,000
                                                                                          ----------------------
                                                                    TOTAL CURRENT ASSETS               1,882,530

   PROPERTY, PLANT, & EQUIPMENT                                                                          632,670

   OTHER ASSETS
     Deposits                                                                                             23,948
     Organization Costs                                                                                   26,990
                                                                                          ----------------------
                                                                                                          50,938
                                                                                          ----------------------

                                                                                          $            2,566,138
                                                                                          ======================

LIABILITIES & EQUITY
   CURRENT LIABILITIES
     Accounts payable                                                                     $              198,581
     Accrued expenses                                                                                    146,654
     Current portion of long-term debt                                                                    91,899
     Income taxes payable                                                                                      0
                                                                                          ----------------------
                                                               TOTAL CURRENT LIABILITIES                 437,134

   Long-term debt                                                                                        318,407
   Deposits                                                                                               37,000
                                                                                           ----------------------
                                                                                                         355,407
                                                                                           ----------------------
                                                                      TOTAL LIABILITIES                  792,541

   Commitments and contingencies                                                                               0

   STOCKHOLDERS' EQUITY
     Common Stock $.001 par value:
       Authorized - 100,000,000 shares
       Issued and outstanding 14,223,929 shares                                                           14,224
     Additional paid-in capital                                                                           35,876
     Retained earnings                                                                                 1,723,497
                                                                                          ----------------------
                                                              TOTAL STOCKHOLDERS' EQUITY               1,773,597
                                                                                          ----------------------

                                                                                          $            2,566,138
                                                                                          ======================

                                         MW MEDICAL, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                    (UNAUDITED)


                                                          Three months ended
                                                                 March 31,
                                               ---------------------------------
                                                   1998                     1997
                                               ---------------------------------
Net sales                                        $ 780,872         $    900,233
Cost of sales                                      753,299              658,147
                                                  --------             ---------

                                    GROSS PROFIT    27,573              242,086


Selling and General & administrative expenses      178,506              193,856
Depreciation and amortization                       63,859               26,538
Research and development                           192,157              198,870
                                                ----------           ----------
                                                   434,522              419,264

                           NET OPERATING (LOSS)   (406,949)            (177,178)

OTHER INCOME (EXPENSE)
     Interest income                                 2,326                8,303
     Interest expense                               (9,824)              (2,985)
     Debt cancellation - former parent           2,169,806                    0
     Fee - former parent                           200,000                    0
     Miscellaneous income                            3,332                5,742
                                              ------------            ----------
                                                 2,365,640              11,0606

        NET INCOME (LOSS) BEFORE INCOME TAXES    1,958,691             (166,118)

INCOME TAX EXPENSE                                   1,600               13,950
                                             -------------            ----------
                           NET INCOME LOSS  $    1,957,091         $   (180,068)
                                             ==============          ==========

Net income (loss) per weighted average      $             .14      $       (.01)
  share                                     =================        ===========

Weighted average number of common shares
     used to compute net income (loss)
     per weighted average share                14,223,929            14,223,929
                                            ================         ==========

                        MW MEDICAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                Three months ended
                                                       March 31,
                                                -------------------
                                                1998                1997
                                              -------              -------

OPERATING ACTIVITIES
   Net income (loss)                          $  1,957,091     $  (180,068)
   Adjustments to reconcile net income
     (loss) to cash used by
     operating activities:
       Depreciation and amortization                63,859          26,538
       Debt canceled                            (2,169,806)              0
       Deferred taxes                                    0          11,500
   Changes in assets and liabilities:
       Accounts receivable                        (188,097)         50,693
       Inventories                                  80,636          (3,537)
       Prepaid expenses and other                   13,053           1,599
       Accounts payable and accrued expenses       (30,019)        (15,090)
       Income taxes payable                              0         (36,922)
                                              ------------     -----------

       NET CASH USED BY OPERATING ACTIVITIES      (273,283)       (145,287)

INVESTING ACTIVITIES
   Loan - other                                      1,488          (3,744)
   Purchase of equipment                            (1,796)       (137,004)
   Deposits                                         (2,243)           (400)
                                                 -----------      ---------

      NET CASH USED BY INVESTING ACTIVITIES         (2,551)       (141,148)

FINANCING ACTIVITIES
   Borrowings - former parent                       170,000          300,000
   Deposits                                          37,000                0
   Principal payments on debt                        (9,951)         (12,101)
                                               ---------------     ------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES      197,049          287,899
                                               ----------------   -------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (78,785)           1,464

Cash and cash equivalents at beginning of period    387,982          874,858
                                               -------------       ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD     $    309,197        $ 876,322
                                               =============       ============


SUPPLEMENTAL INFORMATION
   Cash paid for interest                  $        9,824      $      3,885
   Cash paid for income taxes                         800            39,372